Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

PAYMENT OF COMPLEMENTARY INTEREST ON CAPITAL

We wish to inform our Stockholders that at a meeting of the Board of Directors of ITAÚ UNIBANCO HOLDING S.A. held on August 2, 2010, it was decided:

a)
to declare interest on capital complementary to the dividends paid on a monthly basis during the first half of 2010 and set against the mandatory dividend for the fiscal year 2010, in the amount of R$ 0.2465 per share, less 15% income tax at source, resulting in net interest of R$ 0.209525 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)	to pay this complementary interest on capital on August 20, 2010, based on the closing stockholding position as of August 10, 2010.

São Paulo-SP, August 2, 2010.

ALFREDO EGYDIO SETUBAL Investor Relations Officer